 WASHINGTON TRUST BANCORP, INC.

Filed via EDGAR and Federal Express

December 5, 2007

Ms. Sharon Blume
Reviewing Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Re:         Washington Trust Bancorp, Inc.
Item 4.02 Form 8-K Filed October 30, 2007
File No. 0-13091

Dear Ms. Blume:

This letter is submitted on behalf of Washington Trust Bancorp, Inc. (the “Company” or “Washington Trust”) in response to the comments of the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) as set forth in your comment letter dated November 21, 2007 (the “Comment Letter”), with respect to the Company’s Item 4.02 Form 8-K, File Number 0-13091, which was filed with the Commission on October 30, 2007 (the “Form 8-K”).  Washington Trust proposes to file an Amendment No. 2 to the Quarterly Report on Form 10-Q/A for the quarterly period ended June 30, 2007 (“Amendment No. 2”), which will include changes that principally reflect responses to the Staff’s comments, as discussed below.

For reference purposes, the text of the Comment Letter has been reproduced herein with the responses below each numbered comment.

Form 10-Q/As filed November 20, 2007
General

Comment Number 1:

Please amend your filings to include the disclosures required by Item 4 – Controls and Procedures.  We believe the principal executive and principal financial officers need to re-evaluate their original conclusions regarding the effectiveness of disclosure controls and procedures as of the end of periods covered by the original reports.  At a minimum, we would expect disclosure explaining why the principal executive and principal financial officers continue to believe disclosure controls and procedures were effective, after considering the fact that the financial statements were required to be restated.  In addition, the company should disclose pursuant to Item 308 (c) of Regulation S-K and Exchange Act Rule 12b-20 the actions taken to correct the internal control problems.  Refer to

Ms. Sharon Blume
Securities and Exchange Commission
December 5, 2007

Speech by SEC Staff- Louise Dorsey and Stephanie Hunsaker “2004 Thirty-second AICPA National Conference on Current SEC and PCAOB Developments” dated December 6, 2004, available on our website at www.sec.gov.

Response to Comment Number 1:

In connection with the restatement, we re-evaluated our original conclusions regarding the effectiveness of our disclosure controls and procedures as of March 31, 2007 and June 30, 2007.  As part of this re-evaluation, we considered the circumstances surrounding the restatement of our financial statements as disclosed in Note 1 of the Condensed Notes to the Consolidated Financial Statements included in Item 1 of Amendment No. 1 to the Quarterly Report on Form 10-Q/A for the quarterly period ended June 30, 2007 (the “Second Quarter Amendment No. 1”).  As discussed in both Amendment No. 1 to the Quarterly Report on Form 10-Q/A for the quarterly period ended March 31, 2007 (the “First Quarter Amendment No. 1”) and the Second Quarter Amendment No. 1, the restatement arose primarily from the selection of an inappropriate accounting principle with respect to an isolated set of securities transactions conducted in the quarter ended June 30, 2007 (the “Transactions”).

As part of our re-evaluation process, we assessed the following disclosure controls and procedures:

(i)
the Company’s internal disclosure committee, comprised of the Company’s accounting staff, meets quarterly to review recent and proposed accounting pronouncements, regulatory changes, unusual transactions, litigation matters and other issues related to the Company’s financial reporting process;

(ii)
the Company’s controls and procedures to identify and evaluate new, revised or unusual transactions or business processes; such controls and procedures include contract review procedures, a formal risk management assessment committee comprised of senior management members, and other formal risk management practices;

(iii)	a formal sub-certification process whereby senior management members review Form 10-Q and Form 10-K reports prior to filing; and

(iv)	a formal process whereby the Audit Committee reviews Form 10-Q and Form 10-K reports prior to filing.

As part of our re-evaluation, we determined that, in connection with the preparation and issuance of the second quarter financial statements, the Transactions were properly noted or considered in the execution of the disclosure controls and procedures described above; however the accounting treatment was incorrect due to the aforementioned selection of an inappropriate accounting principle for the isolated instance of the Transactions.  As discussed in the Second Quarter Amendment No. 1., the Transactions were conducted in response to information that became available in April 2007 regarding clarifications to the interpretation of Statement of Financial Accounting Standards

Ms. Sharon Blume
Securities and Exchange Commission
December 5, 2007

(“SFAS”) No. 159, “The Fair Value Option for Financial Assets and Liabilities” (“SFAS No. 159”).  The accounting treatment of the Transactions, specifically the offset treatment for the reacquisition of previously sold securities, was evaluated by management at the time, including discussions with the independent registered public accounting firm, and the reason for the restatement of the financial statements related to an incorrect conclusion regarding the applicability of the terms of SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities-a replacement of FASB Statement No. 125” to the Transactions.  After completing the re-evaluation of our disclosure controls and procedures as they related to the accounting for the Transactions, the principal executive officer and the principal financial and accounting officer concluded that the Company’s disclosure controls and procedures were effective at the end of the period covered by the Second Quarter Amendment No. 1, notwithstanding the restatement.  Further, after reviewing and analyzing our internal control over financial reporting as they related to the accounting for the Transactions, we have concluded that the restatement of the financial statements was not caused by a material weakness in our internal control over financial reporting.  Accordingly, we propose to amend Item 4. Disclosure Controls and Procedures in Amendment No. 2, as follows:

“ITEM 4.  Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Corporation carried out an evaluation under the supervision and with the participation of the Corporation’s management, including the Corporation’s principal executive officer and principal financial and accounting officer, of the effectiveness of the design and operation of the Corporation’s disclosure controls and procedures as of the end of the quarter ended June 30, 2007.  Based upon that evaluation, the Corporation’s principal executive officer and principal financial and accounting officer concluded that the Corporation’s disclosure controls and procedures are effective and designed to ensure that information required to be disclosed by the Corporation in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

In connection with the restatement of the Corporation’s financial statements for the quarter ended June 30, 2007, as discussed in Note 1 of the Condensed Notes to its Consolidated Financial Statements included in Item 1 of Amendment No. 1 to its Quarterly Report on Form 10-Q for the period ended June 30, 2007 (the “Amendment No. 1”), the Corporation re-evaluated its original conclusions regarding the effectiveness of its disclosure controls and procedures as of June 30, 2007.  As part of this re-evaluation, the Corporation considered the circumstances surrounding the restatement.  As discussed in Note 1 of the Condensed Notes to the Corporation’s Consolidated Financial Statements, the restatement arose primarily from the selection of an inappropriate accounting principle with respect to an isolated set of securities transactions conducted in the quarter ended June 30, 2007 (the “Transactions”).  After re-evaluating the Corporation’s disclosure controls and procedures as they related to the accounting for the Transactions, the principal executive officer and the principal financial and accounting officer concluded that the Corporation’s disclosure controls and procedures were

Ms. Sharon Blume
Securities and Exchange Commission
December 5, 2007

effective at the end of the period covered by this quarterly report, notwithstanding the restatement.  The Corporation will continue to review and document its disclosure controls and procedures and consider such changes in future evaluations of the effectiveness of such controls and procedures, as it deems appropriate.

There has been no change in our internal control over financial reporting during the period ended June 30, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.  We have considered the circumstances surrounding the restatement of our financial statements as disclosed in Note 1 of the Condensed Notes to the Consolidated Financial Statements included in Item 1 of the Second Quarter Amendment No. 1.  After reviewing and analyzing our internal control over financial reporting as they related the accounting for the Transactions, we have concluded that the restatement of the financial statements was not caused by a material weakness in our internal control over financial reporting.”

In connection with our re-evaluation of our disclosure controls and procedures for the first quarter of 2007, we noted that all of the events surrounding the Transactions, which led to the restatement, occurred in the quarter ended June 30, 2007 not the quarter ended March 31, 2007 and that the purpose of the First Quarter Amendment No. 1 was limited to the addition of a subsequent event footnote to disclose the second quarter Transactions.  Furthermore, we noted that we have concluded that our financial statements for the quarter ended March 31, 2007 can still be relied upon.  Therefore, the principal executive officer and the principal financial and accounting officer have concluded that the disclosure included in Item 4. Controls and Procedures as presented in the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007 continues to be appropriate.

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If you have any inquiries or wish to have a discussion regarding the enclosed matters, please contact the undersigned at (401) 348-1319.

Sincerely,

/s/ David V. Devault

David V. Devault
Executive Vice President, Secretary, Treasurer
and Chief Financial Officer